                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                       ----------------------------------

                                    FORM 11-K
                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                        ---------------------------------


[X]      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
         ACT OF 1934

                  For the fiscal year ended December 31, 2000.

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                  For the transition period from _______ to ______.

         Commission file number 1-2299

         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                           Applied Industrial Technologies, Inc.
                           Retirement Savings Plan

         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                           Applied Industrial Technologies, Inc.
                           One Applied Plaza
                           Cleveland, Ohio 44115-5056

Financial Statements and Exhibit(s)
-----------------------------------

                                                                                Page No.
         (a)      Financial Statements                                       (in this Report)
                  --------------------                                       ----------------

                  Independent Auditors' Report                                       5

                  Statement of Net Assets Available
                           for Benefits --
                           December 31, 2000 and 1999                                6
                  Statement of Changes in Net Assets
                           Available for Benefits --
                           Years Ended December 31, 2000
                            and 1999                                                 7
                  Notes to Financial Statements --
                           Years Ended December 31,
                           2000 and 1999                                          8 - 12

                  Supplemental Schedules                                         13 - 14


         (b)      Exhibit(s)
                  ----------

                  Independent Auditors' Consent                                     15

                                   SIGNATURES

                  Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                  APPLIED INDUSTRIAL TECHNOLOGIES,
                                  INC. RETIREMENT SAVINGS PLAN

                                  By:      Applied Industrial
                                           Technologies, Inc., as Plan
                                           Administrator

                                  By:      /s/ John R. Whitten
                                      -----------------------------------
                                           Signature

                                           John R. Whitten
                                         --------------------------------
                                           Printed Name

                                           Vice President
                                        ---------------------------------
                                           Title

Date: June 26, 2001

APPLIED INDUSTRIAL TECHNOLOGIES, INC.
RETIREMENT SAVINGS PLAN



Financial Statements
For the Years Ended
December 31, 2000 and 1999,
Supplemental Schedules for the
For the Year Ended
December 31, 2000,
and Independent Auditors' Report

APPLIED INDUSTRIAL TECHNOLOGIES, INC.
RETIREMENT SAVINGS PLAN


TABLE OF CONTENTS
--------------------------------------------------------------------------------


                                                                          PAGE


INDEPENDENT AUDITORS' REPORT                                                1

FINANCIAL STATEMENTS:

   Statements of Net Assets Available for Benefits
     As of December 31, 2000 and 1999                                       2

   Statements of Changes in Net Assets Available for Benefits
     For the Years Ended December 31, 2000 and 1999                         3

   Notes to Financial Statements                                          4 - 8



SUPPLEMENTAL SCHEDULES:

   Schedule of Assets Held for Investment Purposes
     As of December 31, 2000                                                9

   Schedule of Reportable Transactions
     For the Year Ended December 31, 2000                                  10

INDEPENDENT AUDITORS' REPORT


Applied Industrial Technologies, Inc. Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Applied Industrial Technologies, Inc. Retirement Savings Plan (the "Plan") as of December 31, 2000 and 1999, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the Table of Contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.



/s/Deloitte & Touche LLP

Cleveland, Ohio
April 27, 2001

APPLIED INDUSTRIAL TECHNOLOGIES, INC. RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2000 AND 1999
--------------------------------------------------------------------------------

                                                                               2000                   1999

ASSETS:
  Investments at fair value:
    Applied Industrial Technologies, Inc. common stock                        $ 35,021,791           $ 27,769,885
    Mutual funds                                                               121,018,347            147,867,084
    Common/collective funds                                                     44,140,317             31,493,679
    Loans to participants                                                        7,053,621              6,298,669
                                                                        -------------------    -------------------
         Total investments                                                     207,234,076            213,429,317

  Other                                                                             13,655                  2,060

                                                                        -------------------    -------------------
NET ASSETS AVAILABLE FOR BENEFITS                                             $207,247,731           $213,431,377
                                                                        ===================    ===================

See notes to financial statements.

APPLIED INDUSTRIAL TECHNOLOGIES, INC. RETIREMENT SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2000 and 1999
--------------------------------------------------------------------------------



                                                                                                   2000                  1999

ADDITIONS:
  Contributions:
    Participant                                                                                 $ 9,650,488           $ 9,405,165
    Employer:
      Applied Industrial Technologies, Inc. common stock                                          4,009,897             2,258,161
      Cash                                                                                        2,389,426             1,304,113
  Net assets transferred from other plan (Note 1)                                                         -               749,659

  Investment income(loss):
    Dividends
     Common Stock                                                                                   807,381               790,455
     Mutual Funds                                                                                10,004,824             9,980,263
     Common/collective funds                                                                          1,319                 7,699
                                                                                         -------------------   -------------------
          Total dividends                                                                        10,813,524            10,778,417
  Net (depreciation)/appreciation in fair value of investments
    Common Stock                                                                                  6,517,008             4,462,737
    Mutual Funds                                                                                (19,867,875)           22,378,694
    Common/collective fixed income funds                                                             90,783             3,133,790
                                                                                         -------------------   -------------------
  Total net (depreciation)/appreciation in fair value                                           (13,260,084)           29,975,221
  Total investment income(loss)                                                                  (2,446,560)           40,753,638
                                                                                         -------------------   -------------------
      Total additions                                                                            13,603,251            54,470,736

DEDUCTIONS:
  Distributions to participants                                                                  19,395,194            26,994,654
  Administrative expenses                                                                           391,703               263,372
                                                                                         -------------------   -------------------
      Total deductions                                                                           19,786,897            27,258,026

(DECREASE)/INCREASE IN NET ASSETS FOR THE YEAR                                                   (6,183,646)           27,212,710

NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF THE YEAR                                        213,431,377           186,218,667

                                                                                         -------------------   -------------------
NET ASSETS AVAILABLE FOR BENEFITS, END OF THE YEAR                                            $ 207,247,731         $ 213,431,377
                                                                                         ===================   ===================


See notes to financial statements.

APPLIED INDUSTRIAL TECHNOLOGIES, INC.  RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2000 AND 1999
--------------------------------------------------------------------------------
1.       DESCRIPTION OF THE PLAN

         The following description of the Plan is provided for general information purposes only. Participants and users of the financial statements should refer to the Plan document for more complete information.

         GENERAL - The Plan was established by Bearings, Inc., later renamed Applied Industrial Technologies, Inc. and its subsidiaries (the "Company") for the purpose of encouraging and assisting employees to provide long-term, tax-deferred savings for retirement. The Plan is subject to the reporting and disclosure requirements, the minimum participation and vesting standards, and the fiduciary responsibility requirements of the Employee Retirement Income Security Act of 1974. The Plan sponsor merged into the Plan the Associated Bearings Company 401(k) Retirement Plan (the "ABC Plan") during 1999. Pursuant to the merger, all participants in the ABC Plan became entitled to participate in the Plan. Net assets totaling $749,659 were transferred to the Plan in 1999.

         ADMINISTRATION - The Plan is administered by the Company. The Company's powers and duties relate to making participant and employer contributions to the Trust, establishing investment objectives, authorizing disbursements from the Trust, and resolving any questions of Plan interpretation.

         The assets of the Plan are maintained and administered by Key Trust Co. of Ohio, N.A. acting as Trustee. The Trustee is responsible for the custody of assets.

         PARTICIPANT ACCOUNTS - Each participant's account is credited with the participant's contributions and allocations of (a) the Company's contributions and, (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant contributions, account balances, or can be per capita, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

         PARTICIPATION AND CONTRIBUTIONS - All eligible employees may participate in the Plan on the first day of the month following their hire when one hour of service is performed during the first fifteen days of a calendar month. Each employee who first completes an hour of service after the first fifteen days of a calendar month shall become eligible as of the first payroll period in the second month following the month in which the first hour of service was completed.

         Eligible employees may elect to make pretax contributions to the Plan ranging from 1% to 15% of compensation. For those eligible employees who do not make a compensation reduction election, their compensation shall be automatically reduced by two percent and such shall be contributed on their behalf to the Plan as contributions until superseded by a subsequent contribution election. The Company may make additional contributions to the Plan, including, but not limited to, matching contributions equal to a percentage of participant pretax contributions not in excess of 6% of the participant's compensation, and discretionary profit-sharing contributions as determined annually. Matching employer contributions are determined based upon the Company's earnings per share for the immediately preceding calendar year quarter and the participant's investment elections. Except in the case of death, disability, or retirement, a participant must be employed as of the last day of the quarter to receive the Plan's quarter match. The matching employer contribution is updated annually based on the Company's June 30 fiscal year end and is currently determined using the following schedule:

                                  ------------------------------------------------------------------
                                              SUBSEQUENT QUARTER MATCHING CONTRIBUTION
                                  ------------------------------------------------------------------
                                        $.25           $.35        $.50        $.75        $1.00
                                  ------------------------------------------------------------------
                                                       QUARTERLY EPS
----------------------------------------------------------------------------------------------------
Quarter Ended 9/30/00                                  .33         .35          .37         .39
----------------------------------------------------------------------------------------------------
Quarter Ended 12/31/00                Minimum          .35         .37          .39         .41
----------------------------------------------------------------------------------------------------
Quarter Ended 3/31/01                  Match           .45         .48          .51         .53
----------------------------------------------------------------------------------------------------
Quarter Ended 6/30/01                                  .52         .55          .58         .62
----------------------------------------------------------------------------------------------------

         The employer match on participant contributions to investment funds other than the Company Stock fund was $.25, $.50, $1.00, and $.50 for the four 2000 quarters, and $.25, $.25, $.35, and $.50 for the four 1999 quarters, respectively.

         Matching Employer Contributions are made primarily in shares of Applied Industrial Technologies, Inc. common stock to the Company Stock Fund. Participants that elect to contribute to the Company Stock Fund receive an additional $.10 Bonus Match on participant's pretax contributions not in excess of 6% of the participant's compensation. The Bonus Match is also made primarily in shares of Applied Industrial Technologies, Inc common stock to the Company Stock Fund.

         The Company may also make a Profit-Sharing Contribution to the Plan annually. Participants must be employed on June 30 of such Plan year and have completed at least one year of service, as defined in the Plan agreement, as of June 30 to be eligible to receive an allocation of the Profit-Sharing Contribution. Additionally, the Company may contribute a special Profit Sharing Contribution to individuals who terminate employment after attaining age 55 and completing ten years of service. Profit-Sharing Contributions are allocated to each participant's Profit-Sharing Contribution Account based upon the ratio of each participant's total compensation to the aggregate compensation of all participants eligible to receive a Profit-Sharing Contribution. The Profit-Sharing Contribution for the years ended December 31, 2000 and 1999 is composed of $2,389,348 and $1,304,113 in cash, and $270,653 and
         $173,954 in Applied Industrial Technologies, Inc. common stock, respectively.

         Contributions are excluded from participants' taxable income until such amounts are received by them as a distribution from the Plan.

         The Plan provides for Rollover Contributions (amounts previously distributed to the participants from certain other tax-qualified plans) and Transfer Contributions (assets transferred from certain other tax-qualified plans) by or on behalf of an employee in accordance with procedures established by the Company.

         INVESTMENT OF CONTRIBUTIONS - Participants elect investment of profit-sharing and pretax contributions in 5% increments in the Plan's Company Stock Fund, American Fundamental Investors Fund, Fixed Income Fund, Growth Stock Fund, American EuroPacific Growth Fund, Small Company Stock Fund, Growth and Income Fund, Vanguard Growth Index Fund, Mid-Cap Growth Fund or the Bond Fund of America. The portion of the Plan that is invested in the Company Stock Fund is intended to be an Employee Stock Ownership Plan

         (ESOP) under code section 4975 (e)(7) and ERISA section 407 (d)(6). Participants may elect to change their investment elections as to future contributions and may also elect to reallocate a portion or all of their account balances among the investment funds in increments of 5% of the total amount to be reallocated. All such elections are filed with the Trustee and become effective daily.

         The value of the funds and the interest of individual participants under each fund, are calculated daily (daily valuation).

         VESTING AND DISTRIBUTIONS - Each participant is immediately and fully vested in their participant contributions and earnings thereon. Participants vest in Matching Employer Contributions and Profit-Sharing Contributions at a rate of 25% for each year of eligible service, becoming completely vested after four years, or at death, termination of employment due to permanent and total disability, or normal or early retirement as defined in the Plan.

         Upon termination of employment, participants may receive lump sum or installment distributions of their vested account balances as soon as administratively possible. The Plan permits hardship withdrawals and in-service distributions upon attainment of age 59-1/2.

         Forfeitures of nonvested amounts are applied to reduce future Matching Employer Contributions. Total forfeitures were $92,907 in 2000 and $107,300 in 1999.

         LOANS - Participants may borrow from their 401(k) Contribution Accounts, Rollover Contributions and Transferred Contributions a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of the aggregate sum of the participant's accounts. Loan terms range from 1-5 years or up to ten years, if for the purchase of a primary residence. Loans that originated from merged plans are also reflected in the Employee Loan Fund in the Plan's financial statements. These loans are to be repaid to the Plan in accordance with their original terms. The loans are secured by the balance in the participant's accounts and bear interest at rates prevailing at the time the loans were made. Principal and interest are paid ratably through bi-weekly payroll deductions.

         PLAN TERMINATION - The Plan was adopted with the expectation that it will continue indefinitely. The Company may, however, terminate the Plan at any time and may amend the Plan from time to time. In the event of termination of the Plan, all participants will immediately become fully vested in their accounts.

         TAX STATUS OF THE PLAN - The Plan obtained its latest determination letter dated June 27, 1996, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving this determination letter. The Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.


2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         BASIS OF ACCOUNTING - Each fund of the Trust is accounted for separately. The accounts of these funds are maintained, and the accompanying financial statements have been prepared, on the accrual basis of accounting.

         USE OF ESTIMATES - The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and charges therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

         VALUATION OF INVESTMENTS - Investments are accounted for at cost on the trade-date and are reported in the statement of net assets available for benefits at fair value. The investment in Applied Industrial Technologies, Inc. common stock is valued using the year-end closing price listed by the New York Stock Exchange. Investment funds are stated at values using year-end closing prices for each of the funds or quoted market prices.

         BENEFIT PAYMENTS - Distributions to participants are recorded by the Plan when payments are made.

         ADMINISTRATIVE EXPENSES - Administrative expenses of the Plan are paid by the Plan or the Company, as determined by the Company.

         RECLASSIFICATION - Certain reclassifications have been made to the 1999 financial statements to conform with 2000.


3.       INVESTMENTS

         The Plan provides that, in accordance with the investment objectives established by the Company, the Trustee of the Plan shall hold, invest, reinvest, manage and administer all assets of the Plan as a trust fund for the exclusive benefit of participants and their beneficiaries.

         Plan investments exceeding 5% of net assets available for benefits as of December 31, 2000 and 1999 were as follows:

                                       Description of
                                         Investment                 2000          1999
                                                                ---------------------------


          Fundamental Investors Fund                            $35,258,519    $35,894,330

          Applied Industrial Technologies, Inc. Common Stock     35,021,791     27,769,885

          EB MaGIC  Fund                                         34,267,939     19,096,028

          EuroPacific Growth Fund                                17,145,480     23,167,114

          Franklin Small Cap Growth Fund                         14,478,932     15,318,305

          Wilshire Target Fund                                   10,038,323              -

          Vanguard Growth Index Fund                              9,479,975              -

          EB Equity Index Fund                                    9,394,707     11,988,777

          Harbor Capital Appreciation Fund                        9,269,501     14,767,912

          Income Fund of America                                         53     27,490,841

          Enterprise Growth Fund                                          -     12,616,448

          Dreyfus Appreciation Fund                                       -     11,754,425


4.       NONPARTICIPANT-DIRECTED INVESTMENTS

         The Company Stock Fund includes both participant directed transactions and non-participant directed transactions. Information about the net assets and the significant components of the changes in net assets relating to the entire Company Stock Fund is as follows:

                                                                         2000           1999
                                                                    -----------------------------
          Net Assets:
          -----------
          Common stock                                              $ 35,021,791     $ 27,769,885
          Money market funds                                             457,155          409,570
                                                                    ------------     ------------
                                                                    $ 35,478,946     $ 28,179,455
                                                                    ------------     ------------

          Change in Net Assets:
          ---------------------
          Contributions                                             $  5,082,946     $  3,653,257
          Dividends                                                      807,381          790,455
          Net appreciation in fair value                               6,517,008        4,462,737
          Benefits paid to participants                               (2,429,876)      (2,265,162)
          Transfers (to) / from participant-directed investments      (2,677,968)        (542,417)
                                                                    ------------     ------------
                                                                    $  7,299,491     $  6,098,870
                                                                    ============     ============

                                     ******

APPLIED INDUSTRIAL TECHNOLOGIES, INC. RETIREMENT SAVINGS PLAN
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 2000

----------------------------------------------------------------------------------------------------------------------------------

(a)                        (b)                                             (c)                       (d)               (e)
              IDENTITY OF ISSUER, BORROWER,                     DESCRIPTION OF INVESTMENT           COST             CURRENT
                 LESSOR OR SIMILAR PARTY                                                                              VALUE
    COMPANY STOCK FUND
    ------------------
 *  Applied Industrial Tech., Inc.            Common Stock - 1,703,146 shares                     $ 27,485,504      $ 35,021,791
 *  Key Trust Company of Ohio, NA             EB Money Market - 454,382 units                          454,382           454,382

    AMERICAN FUNDAMENTAL INVESTORS FUND
    -----------------------------------
    The American Funds Group                  Fundamental Investors Fund -  1,131,531 shares        30,158,440        35,258,519

    FIXED INCOME FUND
    -----------------
 *  Key Trust Company of Ohio, NA             EB MaGIC Fund - 2,378,446 units                       31,549,510        34,267,939

    GROWTH STOCK FUND
    -----------------
    Harbor Fund                               Harbor Capital Appreciation Fund -  260,526 shares     9,016,177         9,269,501
    Vanguard Growth Index Fund                Vanguard Growth Index Fund -  310,107 shares          11,677,667         9,479,975
    Wilshire Target Fund                      Wilshire Target Fund -  276,462 shares                12,353,693        10,038,323
 *  Key Trust Company of Ohio, NA             EB Money Market - 1,039 units                              1,039             1,039

    AMERICAN EUROPACIFIC GROWTH FUND
    --------------------------------
    The American Funds Group                  American EuroPacific Growth Fund - 546,905 shares     15,636,799        17,145,480

    SMALL COMPANY STOCK FUND
    ------------------------
    Franklin Templeton                        Franklin Small Cap Growth Fund - 368,140 shares       11,029,079        14,478,932

    GROWTH AND INCOME FUND
    ----------------------
 *  Key Trust Company of Ohio, NA             EB Equity Index Fund - 104,992 units                   7,712,812         9,394,707

    VANGUARD GROWTH INDEX FUND
    --------------------------
    The Vanguard Group                        Vanguard Growth Index Fund - 378,036 shares            9,251,120         8,948,111
 *  Key Trust Company of Ohio, NA             EB Money Market - 4,936 units                              4,936             4,936

    MID-CAP GROWTH FUND
    -------------------
    T. Rowe Price                             T Rowe Price Mid-Cap Growth Fund -  211,696 shares     8,722,220         8,423,384

    BOND FUND OF AMERICA
    --------------------
    The American Funds Group                  Bond Fund of America -  624,971 shares                 8,256,787         7,993,383

 *  EMPLOYEE LOAN FUND                        Participant Loans (with interest rates                 7,053,621         7,053,621
    ------------------                        ranging from 7.00% to 11.50% and
    Participant Loans                         maturity dates ranging from January
                                              2001 to July 2027)


    INCOME FUND OF AMERICA
    ----------------------
    The American Funds Group                  Income Fund of America - 3 shares                             53                53

                                                                                                 --------------------------------
Total                                                                                            $ 190,363,839     $ 207,234,076
                                                                                                 =================================



 *  Represents a party-in-interest

APPLIED INDUSTRIAL TECHNOLOGIES RETIREMENT SAVINGS PLAN
SCHEDULE OF REPORTABLE TRANSACTIONS
FOR THE YEAR ENDED DECEMBER 31, 2000

-----------------------------------------------------------------------------------------------------------------------------

                        (a)                  (b)              (c)              (d)        (e)         (f)             (g)
                    IDENTITY OF                             PURCHASE         SELLING    LEASE   EXPENSE INCURRED    COST OF
                  PARTY INVOLVED     DESCRIPTION OF ASSET    PRICE            PRICE     RENTAL  WITH TRANSACTION    ASSETS
-----------------------------------------------------------------------------------------------------------------------------
SINGLE TRANSACTIONS:

None



SERIES OF TRANSACTIONS:

Key Trust Company of Ohio, NA       EB Money Market Fund     $5,452,064                                None       $5,452,064

Key Trust Company of Ohio, NA       EB Money Market Fund                 $5,405,280                    None        5,405,280




-------------------------------------------------------------------------

                        (a)                  (h)                 (i)
                    IDENTITY OF     CURRENT VALUE OF ASSET    NET GAIN
                  PARTY INVOLVED    ON TRANSACTION DATE       OR (LOSS)
-------------------------------------------------------------------------
SINGLE TRANSACTIONS:

None



SERIES OF TRANSACTIONS:

Key Trust Company of Ohio, NA          $5,452,064                N/A

Key Trust Company of Ohio, NA           5,405,280                None

NOTE - Reportable transactions are single transactions or a series of transactions in the same issue that, when aggregated, are in excess of 5% of the current value of plan assets at the beginning of the plan year.

                          INDEPENDENT AUDITORS' CONSENT


Applied Industrial Technologies, Inc.

We consent to the incorporation by reference in Registration Statement Nos. 033-65513, 33-42623 and 333-83809 of Applied Industrial Technologies, Inc. on Form S-8 of our report dated April 27, 2001, appearing in this Annual Report on Form 11-K of the Applied Industrial Technologies, Inc. Retirement Savings Plan for the year ended December 31, 2000.





/s/Deloitte & Touche LLP

Cleveland, Ohio
June 26, 2001